Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

December 12, 2013

Re:	Compañía de Minas Buenaventura S.A.A., File No. 001-14370
Form 20-F for the Fiscal Year Ended December 31, 2012, Filed April 30, 2013
Form 6-K furnished October 31, 2013

Tia L. Jenkins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

Thank you for taking our recent call. As we discussed on the call, Carlos Gálvez, Vice President and Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the “Company”), has requested, on behalf of the Company, an extension to respond to the Staff’s comments raised in the Staff’s letter to the Company dated November 27, 2013 relating to the Staff’s review of the above-referenced filings. The Company has requested the extension to enable the Company to ensure that the Company’s internal accounting group and external Peruvian and U.S. independent auditors have sufficient time to coordinate detailed responses to the Staff’s comments. You indicated in today’s call that the Staff would grant the Company an extension for responding to the Staff’s letter to December 27, 2013. The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

/s/ Arnold B. Peinado, III

cc:	Carlos Gálvez
Daniel Dominguez
Compañía de Minas Buenaventura S.A.A.